SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 13, 2017 re TAT Technologies Ltd. Reports Second Quarter 2017 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Continued Improvement in Profitability and revenue growth in Q2 2017

Revenue growth of 13% in Q2/17 compare to Q2/16 and 14% in H1/17 compared to H1/16.

Company achieves Adjusted EBITDA of $2.4 million for the quarter compared with $1.2 million in
Q2/16, an increase of 100% and $5.3 million for the first half of the year compared with $2.3 million in H1/16, an increase of 130%.

GEDERA, Israel, August 13, 2017 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and six month periods ended June 30, 2017.

Key Financial Highlights:

•	Revenues for Q2 2017 were $26.6 million compared with $23.5 million in Q2 2016, a 13.2% growth. Revenues for H1 2017 were $53.6 million compared with $47.2 million in H1 2016, a 13.6% growth.

•	Profitability showed significant improvement, both quarter-over-quarter and first half-over-first half:

o
Adjusted EBITDA for Q2 2017 increased to $2.4 million compared with $1.2 million in Q2 2016, an increase of 100%. Adjusted EBITDA for H1 2017 increased to $5.3 million compared with $2.3 million in H1 2016, an increase of 130%.

o	The Company achieved GAAP net income of $0.6 million, or $0.07 per diluted share in Q2 2017, compared with a loss of $(2.5) million, or $(0.28) per diluted share, in Q2 2016.
o	Non-GAAP net income reached $0.8 million, or $0.09 per diluted share in Q2 2017, compared with a loss of $(0.1) million, or $(0.01) per diluted share in Q2 2016.

•
Last Twelve Months (“LTM”) results for the period ended June 30, 2017 improved with revenues of $102.3 million compared to $90.8 million in the LTM period ended June 30, 2016, a growth of 12.7%. Adjusted EBITDA for the LTM period ended June 30, 2017 was $10.9 million compared to $2.5 million in the LTM period ended June 30, 2016, a growth of 336%.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, “Our second quarter results reflect the continued implementation of the Company’s plan to improve efficiencies and cost reduction. This is the fourth consecutive quarter in which we demonstrate consistent and significant improvement resulting from streamlining operations, leveraging additional synergies between our various business activities and having certain new marketing processes. In addition, we are systematically focusing on tenders that guarantee present profitability compared to those that characterized our past activities, as reflected in the change of our product mix.”

Mr. Zamir added, “The aviation industry is benefiting from an increase in fleet sizes as well as passenger traffic on the one hand and low fuel prices on the other; we are working to leverage these trends in order to strengthen our business and competitive position. We are thrilled that the 14% sales growth was achieved concurrently with a decrease in operating expenses, resulting in Adjusted EBITDA doubling in the first six months of 2017 compared to the comparable period in 2016. The Adjusted EBITDA ratio also grew to more than 9% of total revenues during this period. We believe that our long term strategy will enable TAT to better utilize business opportunities and maintain our growth momentum.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon, CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2017	2016
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,096	$21,433
Short-term bank deposits	464	964
Accounts receivable, net	22,819	21,572
Other current assets and prepaid expenses	3,020	1,687
Inventory, net	36,406	39,269

Total current assets	82,805	84,925

NON-CURRENT ASSETS:
Investment in affiliates	1,164	1,019
Funds in respect of employee rights upon retirement	2,816	2,660
Deferred income taxes	1,032	896
Intangible assets, net	1,112	1,179
Property, plant and equipment, net	20,902	21,298

Total non-current assets	27,026	27,052

Total assets	$109,831	$111,977

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	7,120	8,406
Accrued expenses	9,453	9,836

Total current liabilities	16,573	18,242

NON CURRENT LIABILITIES:
Other long-term liabilities	176	151
Liability in respect of employee rights upon retirement	3,164	2,994
Deferred income taxes	1,790	1,938

Total non-current liabilities	5,130	5,083

Total liabilities	21,703	23,325

EQUITY:
Share capital	2,797	2,797
Additional paid-in capital	64,875	64,760
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	476	(73)
Retained earnings	22,068	23,256
Total shareholders' equity	88,128	88,652

Total liabilities and shareholders' equity	$109,831	$111,977

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$9,369	$7,941	$18,919	$16,010	$30,431
Services	17,199	15,589	34,730	31,154	65,363
	26,568	23,530	53,649	47,164	95,794

Cost of goods:
Products	7,532	6,341	14,443	13,032	23,788
Services	13,993	12,794	28,606	25,802	52,969
	21,525	19,135	43,049	38,834	76,757
Gross Profit	5,043	4,395	10,600	8,330	19,037

Operating expenses:
Research and development, net	176	474	405	738	1,140
Selling and marketing	1,296	947	2,438	1,957	3,876
General and administrative	2,239	2,682	4,506	5,092	10,023
Other loss (income)	-	(4)	28	(3)	(138)
	3,711	4,099	7,377	7,784	14,901
Operating income	1,332	296	3,223	546	4,136

Financial expenses, net	(100)	(13)	(272)	(32)	(154)

Income before taxes on income	1,232	283	2,951	514	3,982

Taxes on income	535	2,722	1,033	2,908	3,865

Income (loss) before equity investment	697	(2,439)	1,918	(2,394)	117

Share in results of affiliated companies	(86)	(14)	(106)	(14)	(55)

Net income (loss)	$611	$(2,453)	$1,812	$(2,408)	$62

Basic and diluted income (loss) per share

Net income (loss) per share	$0.07	$(0.28)	$0.21	$(0.27)	$0.01

Weighted average number of shares outstanding
Basic	8,828,444	8,828,444	8,828,444	8,828,444	8,828,444
Diluted	8,832,080	8,828,444	8,892,756	8,828,444	8,830,764

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$611	$(2,453)	$1,812	$(2,408)	$62
Other comprehensive income
Net unrealized gains (losses) from derivatives	(227)	(173)	(324)	192	174
Reclassification adjustments for gains included in net income and inventory	336	(74)	873	(121)	(243)
Total other comprehensive income (loss)	$720	$(2,700)	$2,361	$(2,337)	$(7)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
(In thousands, except share and per share data)

	Three months ended
	June 30,
	2017	2016

Reported net income (loss) on GAAP basis	$611	$(2,453)
Adjustments:
Tax adjustments re non-GAAP adjustments (1)	-	2,360
Share in results of equity investment of affiliated company	86	14
Share based compensation	58	13
Non-GAAP net income (loss)	$755	$(66)

Non-GAAP net income per share (loss)	$0.09	$(0.01)

Weighted average number of shares outstanding
Basic	8,828,444	8,828,444
Diluted	8,832,080	8,828,444

(1)
During the second quarter of 2016 the Company distributed dividend from its foreign subsidiaries earnings. As a result, the company accrued deferred tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2014 (audited)	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015 (audited):
Comprehensive income (loss)	-	-	-	(4)	-	5,849	5,845
Share based compensation expenses	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2015 (audited)	9,082,817	2,793	64,529	(4)	(2,088)	26,194	91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016 (audited):
Comprehensive income (loss)	-	-	-	(69)	-	62	(7)
Share based compensation expenses	-	-	105	-	-	-	105
Exercise of option	20,100	4	126	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2016 (audited)	9,102,917	2,797	64,760	(73)	(2,088)	23,256	88,652
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2017 (unaudited):
Comprehensive income	-	-	-	549	-	1,812	2,361
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
Share based compensation expenses	-	-	115	-	-	-	115
BALANCE AT JUNE 30, 2017 (unaudited)	9,102,917	$2,797	$64,875	$476	$(2,088)	$22,068	$88,128

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$611	$(2,453)	$1,812	$(2,408)	$62

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	980	880	1,949	1,731	3,636
Loss on sale of property, plant and equipment	-	-	28	1	12
Interest from short-term bank deposits and restricted deposits	-	-		(11)	(24)
Loss (gain) from change in fair value of derivatives	(43)	5	(60)	(48)	(152)
Provision for doubtful accounts	19	-	38	43	(29)
Share in results and sale of equity investment of affiliated Company	86	14	106	14	55
Share based compensation	58	13	115	27	105
Liability in respect of employee rights upon retirement	68	(5)	170	13	123
Deferred income taxes, net	(342)	2,218	(284)	2,100	1,670
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(1,820)	(2,060)	(1,285)	(3,497)	(2,392)
Decrease (increase) in other current assets and prepaid expenses	324	1,480	(618)	944	1,487
Decrease (increase) in inventory	1,407	(677)	2,672	(505)	(2,707)
Increase (decrease) in trade accounts payable	67	(551)	(1,371)	(124)	1,192
Increase (decrease) in accrued expenses	(1,613)	(207)	(383)	345	2,521
Increase (decrease) in other long-term liabilities	(11)	25	25	(122)	(38)
Net cash provided by (used in) operating activities	$(209)	$(1,318)	$2,914	$(1,497)	$5,521

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	(164)	(13)	(251)	(13)	(905)
Funds in respect of employee rights upon retirement	(35)	117	(71)	(23)	2
Proceeds from sale of property and equipment				1	17
Purchase of property and equipment	(809)	(2,915)	(1,429)	(3,583)	(5,702)
Maturities of short-term deposits	500	-	500	2,000	7,182
Cash flows provided by (used in) investing activities	$(508)	$(2,811)	$(1,251)	$(1,618)	$594

CASH FLOWS FROM FINANCING ACTIVITIES:
Realization of contingency	-	-	-	-	(500)
Payment of cash dividend	(3,000)	-	(3,000)	-	(3,000)
Exercise of options	-	-	-	130	130
Cash flows provided by (used in) financing activities	$(3,000)	$-	(3,000)	$130	$(3,370)

Net increase (decrease) in cash and cash equivalents	(3,717)	(4,129)	(1,337)	(2,985)	2,745

Cash and cash equivalents at beginning of period	23,813	19,832	21,433	18,688	18,688

Cash and cash equivalents at end of period	$20,096	$15,703	$20,096	$15,703	$21,433

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Six months ended		Twelve months ended
	June 30,		June 30,		June 30,
	2017	2016	2017	2016	2017	2016

Net income (loss)	$611	$(2,453)	$1,812	$(2,408)	$4,282	$767
Adjustments:
Share in results and sale of equity investment of affiliated companies	86	14	106	14	147	268
Taxes on income	535	2,722	1,033	2,908	1,990	2,770
Financial expenses, net	100	13	272	32	394	132
Gain on bargain purchase	-	-	-	-	-	(4,833)
Depreciation and amortization	980	880	1,949	1,731	3,854	3,297
Share based compensation	58	13	115	27	193	50
Adjusted EBITDA	$2,370	$1,189	$5,287	$2,304	$10,860	$2,451

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: August 13, 2017